

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2017

Mr. Peter Chung
Principal
Marlin Management Company, LLC
338 Pier Avenue
Hermosa Beach, California 90254

> **Re:** **Tangoe, Inc.**
> **Amendment No. 2 to Schedule TO**
> **Filed June 2, 2017 by Marlin Management Company, LLC**
> **File No. 005-86565**

Dear Mr. Chung:

We have reviewed your filing and have the following comment.

General

1. We note the response to prior comment 1 regarding the applicability of Rule 13e-3. In the response, you state that the company is already eligible to suspend its reporting obligations under Section 15(d) of the Exchange Act. Please provide support for this position, in that any Section 15(d) reporting obligation would not have become operative until 10 days after the Form 25 was filed, and therefore the ability to suspend reporting under the statute would arise, if at all, only at the end of the current fiscal year, except as provided under Rule 12h-3. In this regard, we note that the conditions to Rule 12h-3 do not appear to be satisfied. Please also provide support for the view that the Filing Persons are not affiliates of the company.

We remind you that the filing person(s) are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact me at (202) 551-3503 if you have any questions.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Richard A. Presutti, Esq.
       Schulte Roth & Zabel LLP